UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 15, 2004

CINAR Corporation

(Translation of registrant's name into English)

1055, René-Lévesque Blvd East, Montréal, Quebec, Canada H2L 4S5

(Address of principal executive offices)

    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ☐	Form 40-F ☒

    [Indicate by checkmark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes ☐	No ☒

    [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- __________

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

CINAR Corporation

(Registrant)

Date: March 15, 2004

	By:	/s/ Stuart Snyder

Stuart Snyder
President & CEO

The following attached document is filed under this Form 6-K:

EXHIBIT A:

Press Release dated March 15, 2004 – CINAR ACQUISITION COMPLETED

TO:	News editors and directors, assignment editors, journalists and columnists: business, finance and communications news

FROM:	CINAR

DATE:	March 15, 2004

RE:	For immediate release

CINAR ACQUISITION COMPLETED

Montreal, Canada – March 15, 2004 – CINAR Corporation today announced the successful close of the acquisition of CINAR by an investor group comprised of Michael Hirsh, Toper Taylor, TD Capital Canadian Private Equity Partners and OMERS Merchant Banking Group. CINAR shareholders will receive US$3.60 per share and non-transferable contingent cash entitlements providing them with the right to receive 70 percent of the potential net proceeds from the settlement of certain outstanding litigation, after taking into account certain adjustments.

"CINAR is a great company with significant potential," said Stuart Snyder, President and CEO. "I wish the new owners great success in the future. I also thank CINAR’s Board, its management and employees for their dedicated work during my tenure."

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families.

Michael Hirsh and Toper Taylor

Michael Hirsh and Toper Taylor have over 50 years of combined experience as entrepreneurs and business builders in the global kids’ and family entertainment business. Hirsh was a founder and former CEO of Nelvana Limited and Taylor was formerly President of International Distribution, Marketing and Consumer Products for Nelvana Limited and President of Nelvana Communications, its L.A.-based sales and development office. Hirsh also co-founded Teletoon and is the co-author of The Great Canadian Comics . Taylor is a former television packaging agent at the William Morris Agency and currently sits on several boards at the University of Southern California.

TD Capital Canadian Private Equity Partners

TD Capital Canadian Private Equity Partners (CPEP) is a fund established by TD Capital, the private equity arm of TD Bank Financial Group. Established more than 35 years ago, TD Capital has approximately $3 billion of capital under management through its offices located in Canada and the United States. In 2000, CPEP raised the largest ever bank-sponsored private equity partnership in Canada, with $635 million of commitments. CPEP has 15 investment professionals located in its Toronto office. For more information on TD Capital, please visit www.tdcapital.com.

OMERS Merchant Banking Group

OMERS Merchant Banking Group is the private equity arm of the C$33 billion Ontario Municipal Employees Retirement System. With a portfolio of over C$1.0 billion the OMERS Merchant Banking Group is one of Canada's largest private equity investors.

INFORMATION :	Nathalie Bourque
(514) 843-2309